UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                     OMB APPROVAL
                                                     OMB Number: 3235-0058
                                                     Expires: March 31, 2006
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                            SEC File Number 001-14480

                            Cusip Number 109502 10 4

                           NOTIFICATION OF LATE FILING



(Check one)    [X] Form 10-K and Form 10-KSB  [_] Form 20-F  [_] Form 11-K
               [_] Form 10-Q and Form 10-QSB  [_] Form 10-D  [_] Form N-SAR
               [_] Form N-CSR

         For period ended   DECEMBER 31, 2004

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________


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


                                     PART I
                             REGISTRANT INFORMATION


         Full name of registrant       BRILLIANT DIGITAL ENTERTAINMENT, INC.
                                ------------------------------------------------

         Former name if applicable
                                   ---------------------------------------------

         Address of principal executive office (STREET AND NUMBER)

                            14011 VENTURA BLVD, STE. 501
         -----------------------------------------------------------------------

         City, state and zip code           SHERMAN OAKS, CA 91423
                                 -----------------------------------------------


                                    PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K, Form 10-KSB,  Form 20-F,  Form 11-K, Form N-SAR  or
[X]  |         Form N-CSR or  portion thereof  will be filed  on or  before  the
     |         fifteenth calendar day  following  the prescribed  due  date;  or
     |         the subject quarterly  report or transition  report on Form 10-Q,
     |         10-QSB or  subject distribution  report on  Form 10-D, or portion
     |         thereof,  will  be filed  on or  before  the  fifth  calendar day
     |         following the prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

                  The Registrant's Form 10-KSB, for the fiscal year ended December 31, 2004, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by Registrant within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      KEVIN BERMEISTER                    (818)                  386-2180
-------------------------------------------------------------------------------
          (Name)                       (Area Code)           (Telephone Number)


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


         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      BRILLIANT DIGITAL ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2005                 By:       /S/ KEVIN BERMEISTER
                                            ---------------------------
                                    Name:   Kevin Bermeister
                                    Title:  Chief Executive Officer and
                                            Acting Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


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PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

The Registrant's total revenues were $8.775 million in the fiscal year ended December 31, 2004, versus $5.655 million in fiscal 2003. The increase in total revenues was caused primarily by an increase in revenues generated from marketing services.

The Registrant's net loss was $4.784 million, or $0.12 per share, for the fiscal year ended December 31, 2004, compared to a net loss of $9.518 million, or $0.26 per share, for the prior year. The loss in 2004 excludes a charge for loss on impairment of long lived assets of $5.709 million which was taken in fiscal 2003.


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